OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A Amendment No. 1
Under the Securities and Exchange Act of 1934

Indymac Bancorp, Inc.
Name of Issuer

Trust Preferred Securities and Warrants
Title of Class of Securities

CUSIP Number 456607209

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2008
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		56,300
Beneficially
Owned By Each	8	Shared Voting		23,305
Reporting Person
With			9	Sole Dispositive	56,300

			10	Shared Dispositive	23,305

11	Aggregate Amount Beneficially owned	70,205

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  7.8 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,600
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,600

11	Aggregate Amount Beneficially owned	1,600

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.1 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,800

11	Aggregate Amount Beneficially owned	       0

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.0   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		7,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	7,800

11	Aggregate Amount Beneficially owned	7,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.9    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,005
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,005

11	Aggregate Amount Beneficially owned	8,005

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.9	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,005
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,005

11	Aggregate Amount Beneficially owned	8,005

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.9  %

14	Type of Reporting Person			00

















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,900

11	Aggregate Amount Beneficially owned	5,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.7  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,150
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,150

11	Aggregate Amount Beneficially owned	1,150

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.1    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       120
Beneficially
Owned By Each	8	Shared Voting		    7,250
Reporting Person
With			9	Sole Dispositive	       120

			10	Shared Dispositive	    7,250

11	Aggregate Amount Beneficially owned	    7,370

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.8  %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	David Zlatin and Gilda Zlatin JTWOS

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,350
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,350

11	Aggregate Amount Beneficially owned	1,350

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		       12
Beneficially
Owned By Each	8	Shared Voting		  1,350
Reporting Person
With			9	Sole Dispositive	       12

			10	Shared Dispositive        1,350

11	Aggregate Amount Beneficially owned	  1,362

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.2  %

14	Type of Reporting Person			IN

















There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item	1.	Security and Issuer

		Indymac Bancorp, Inc.
		Trust Preferred Securities and Warrants

		Indymac Bancorp, Inc.
		888 East Walnut Street
		Pasadena, California 91101-7211
		310 315 5500

CUSIP Number	456607209


 Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased an additional 14,800 common shares with personal funds without borrowing. The total consideration for these purchases is $ 266,394.41 bringing Howard Amster's total investment to $ 1,030,349.31.


Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard M Amster 2005 Charitable Remainder Unitrust
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securites Ltd.
Tova Financial, Inc.
David Zlatin
David Zlatin and Gilda Zlatin as JTWROS
Gilda Zlatin


There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D amendment which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;


Item	5.	Interest in Securities of the Issuer

The outstanding Trust Preferred Securities and Warrants of the Issuer is 900,000 shares as referenced in the 10-Q for the quarterly period ending September 30, 2007

(a)(b)	The aggregate amount owned by this Reporting Group is
81,087 shares or 9.0 % of the shares outstanding.

Howard Amster in his name and individual retirement accounts owns 56,300 shares or 6.3 % of the shares outstanding.

Howard M Amster 2005 Charitable Remainder Unitrust owns
1,600 shares or 0.1 % of the shares outstanding.

Amster Trading Company Charitable Remainder Unitrusts own 7,800 shares or 0.9 % of the shares outstanding.

Pleasant Lake Apts. Ltd. Partnership owns 8,005 shares or 0.9 % of the shares outstanding.

Ramat Securities Ltd. owns 5,900 shares or
0.7 % of the shares outstanding.

Tova Financial, Inc. owns 1,150 shares or
0.1 % of the shares outstanding.

David Zlatin owns 120 shares or
0.0	% of the shares outstanding.

David Zlatin and Gilda Zlatin as JTROS own 200 shares or 0.0 % of the shares outstanding.

Gilda Zlatin owns 12 shares or
0.0	% of the shares outstanding.



c)	Description of Transactions

Purchases were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corporation as executing broker.

Identity		Date		Shares		Price
Howard Amster	01/18/08	8,500		14.6878
and various		01/28/08	6,300		22.4297
Individual
Retirement Accounts



Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:		January 29, 2008


/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Trading Company
By:	Howard Amster
Title:	President



/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee



/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President


/s/
David Zlatin


/s/                         /s/
David Zlatin and Gilda Zlatin as JTWROS



/s/
Gilda Zlatin